

September 17, 2019

Christine Silverstein
Chief Financial Officer
Abeona Therapeutics Inc
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

> **Re: Abeona Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 18, 2019**
> **File No. 001-15771**

Dear Ms. Silverstein:

We have reviewed your August 20, 2019 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis and Financial Condition
Contractual Obligations, page 61

1.   Refer to your response to our prior comment 1 and your disclosure in your Form 10-Q for the quarterly period ended June 30, 2019. The revised disclosure in Note 4 of the Form 10-Q relating to royalties in the low double digits to low teens does not appear to be limited to within a 10 point range. Please confirm that you will revise your future filings to disclose the royalty rate or range that does not exceed a 10 point range.

You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance